August 29, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Elite Education Group International Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed July 22, 2022
File No. 333-264807

Ladies and Gentlemen:

This letter is being submitted on behalf of Elite Education Group International Ltd. (“Elite” or the “Company”) in response to the comment letter, dated August 10, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-3 filed on July 22, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been submitted filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 1 to Registration Statement on Form F-3 Filed July 22, 2022

Cover Page

1.	We note your disclosure on the cover page regarding the HFCAA. Please revise your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement to address the Staff’s comment.

2.	Please clearly disclose how you will refer to the holding company and how you will refer to subsidiaries when providing disclosure throughout the document, consistently differentiating between them so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please make conforming revisions throughout the prospectus.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

3.	We note your disclosure on page 2 that "[t]here are no restrictions on our ability to transfer cash between us and our Ohio-based subsidiaries and our Canadian subsidiary." Provide a description of how cash is transferred through your organization and disclose your intentions to distribute any earnings. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Please revise to provide cross- references to the condensed consolidating schedule and the consolidated financial statements. In doing so, please note that the financial information is contained in your annual report on Form 20-F.

Response: The Company has revised the Amended Registration Statement to address the Staff’s as follows:

“All of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us are located in Ohio. There are no restrictions on our ability to transfer cash between us, our Ohio-based subsidiaries and our Canadian subsidiary, and investors. The typical structure of cash flows through our organization is as follows: (i) our subsidiaries, which conduct our operations, receive cash from our operations; and (ii) to the extent Elite requires cash for its expenses, the subsidiaries satisfy such obligations through intercompany loans made to Elite. QHI, which is our only subsidiary that conducts any business in China, pays its employees and its operational expenses through payments to its business partner in China, Renda Financial Education Technology Co., Ltd.

During the fiscal year ending September 30, 2022, cash transfers have been made to date between Elite and our subsidiaries were as follows: (i) intercompany loans from QHI to QIE of $4.1 million; (ii) intercompany loans from QHI to Ameri-Can of $2.5 million; and (iii) intercompany loans from QHI to HHI of $3.0 million. See “Prospectus Summary – Cash Flows through Our Organization; Dividends and Distributions” for more information.

As of the date of this prospectus, none of our subsidiaries has declared or paid any dividends or made any distributions to Elite, nor does any of them have intention to do so. As of the date of this prospectus, Elite has not declared any dividend and does not have a plan to declare a dividend to its shareholders. For more information, please see our consolidated financial statements contained in our most recent annual report on Form 20-F, which is incorporated by reference herein. See “Prospectus Summary – Cash Flows through Our Organization; Dividends and Distributions” for more information.”

4.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross- references to these other discussions. In this light, we note your statement on page 2 that "[a]ll of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us are located in Ohio." However, we also note that you have employees and certain operations in the PRC. Please respond with respect to the transfer of any cash to employees or operations in the PRC.

Response: The Company has revised the Amended Registration Statement to specify that its subsidiary, Quest Holding International LLC (“QHI”), which is the Company’s only subsidiary that conducts any business in China, pays its employees and its operational expenses through payments to its business partner in China, Renda Financial Education Technology Co., Ltd. (“Renda”).

The Company supplementally advises the Staff that other than the payments QHI makes to Renda for the specific purpose of paying its employees and operational expenses, neither the Company nor any subsidiaries, makes any other payments to China-based entities. Furthermore, neither the Company nor any subsidiaries maintain any funds in China. As such, the Company respectfully advises the Staff that it does not have any material risks related to the availability of funds in China or the need to transfer cash out of China.

5.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: The Company has revised the Amended Registration Statement to add the following disclosure:

“As of the date of this prospectus, none of our subsidiaries has declared or paid any dividends or made any distributions to Elite, nor does any of them have intention to do so. As of the date of this prospectus, Elite has not declared any dividend and does not have a plan to declare a dividend to its shareholders. For more information, please see our consolidated financial statements contained in our most recent annual report on Form 20-F, which is incorporated by reference herein. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries or investors. See “Prospectus Summary – Cash Flows through Our Organization; Dividends and Distributions” for more information.”

Prospectus Summary, page 1

7.	Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities, if any, and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements, if applicable.

Response: The Company has revised the Amended Registration Statement to provide the requested corporate structure diagram and to address the Staff’s comment.

8.	We note your summary risk factors on page 3. Please revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Additionally, please revise so that each summary risk factor has a cross-reference to the relevant individual detailed risk factor.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

9.	We note your statement on page 2 that "[t]here can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance." We also note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, please revise to state as much and explain why such an opinion was not obtained. Additionally, please also describe the consequences to you and your investors if you, your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Also, please revise to include this information in your risk factor disclosure.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment on page 2 and to include additional disclosure to the Risk Factor – “Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operations.”

10.	Provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In doing so, please note that the financial information is contained in your annual report on Form 20-F. Additionally, please revise this section to address the issues noted in comments 4-6.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment.

Risk Factors, page 5

11.	We note your risk factors in the section titled "Risks Related to Doing Business in China" starting on page 5. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company has revised the Amended Registration Statement to include the following new risk factor:

“The Chinese government may intervene or influence the operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the operations and/or the value of the securities we are registering for sale. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Substantially all of our revenue is currently derived in China and, historically, a portion of our operations have been conducted in China through QHI. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company to conduct the business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of the securities we are registering for sale. Implementation of any industry-wide regulations directly targeting our business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors in our company face potential uncertainty from the actions taken by the PRC government.

Moreover, the significant oversight of the PRC government could also be reflected from the uncertainties arising from the legal system in China. The laws and regulations of the PRC can change quickly without sufficient notice in advance, which makes it difficult for us to predict which kind of laws and regulations will come into force in the future and how it will influence our company and operations. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.”

General

12.	In an appropriate place in your annual report please name the directors, officers, or members of senior management located in the PRC/Hong Kong and revise your "Enforceability of Civil Liabilities" section on page 22 to address whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Response: The Company has revised the section entitled “ENFORCEABILITY OF CIVIL LIABILITIES” in the Amended Registration Statement to include the following:

“Jianbo Zhang, our Chairman and CEO; Yunxia Xu, our Chief Operating Officer and Chief Marketing Officer; Jing Li, our Chief Development Officer; and Bo Yu, our Chief Programs Officer, are located in China. There is uncertainty as to whether the courts of China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (ii) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof. We do not believe PRC courts will enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or social public interest.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Zhenyu Wu, CFO